# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Park Hotels & Resorts Inc., CIK 0001617406
CUSIP: 700517105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1775 TYSONS BLVD, 7TH FLOOR, TYSONS, Virginia (VA), 22102
Date of event which requires filing of this statement: 05/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001859375

## Reporting persons
- RM Trading of Florida LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 2,750,000; sole dispositive power 0; shared dispositive power 2,750,000; aggregate amount beneficially owned 2,750,000 (1.4% of the class)
  Comment: 2,750,000 shares, all of which are directly owned by RMT. Mark S. Paley and Roger J. Beit, each of whom is a manager and member of RMT, may be deemed to have shared voting power and shared dispositive power over these shares.
  *Based on 201,249,407 Common Shares outstanding as of March 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 1, 2026.
- Paley Mark Steven: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,750,000; sole dispositive power 0; shared dispositive power 2,750,000; aggregate amount beneficially owned 2,750,000 (1.4% of the class)
  Comment: 2,750,000 shares, all of which are directly owned by RMT. Mark S. Paley a manager and member of RMT, may be deemed to have shared voting power and shared dispositive power over these shares.
  *Based on 201,249,407 Common Shares outstanding as of March 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 1, 2026.
- BEIT ROGER J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,750,000; sole dispositive power 0; shared dispositive power 2,750,000; aggregate amount beneficially owned 2,750,000 (1.4% of the class)
  Comment: 2,750,000 shares, all of which are directly owned by RMT. Roger J. Beit, a manager and member of RMT, may be deemed to have shared voting power and shared dispositive power over these shares.
  *Based on 201,249,407 Common Shares outstanding as of March 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 1, 2026.

## Item 1. Issuer
Name of issuer: Park Hotels & Resorts Inc.
Address of issuer's principal executive offices: 1775 TYSONS BLVD, 7TH FLOOR, TYSONS, VIRGINIA, 22102.

## Item 2. Person Filing
Name of person filing: RM TRADING OF FLORIDA LLC
Address of principal business office or, if none, residence: 1 North Breakers Row, Apt 141, Palm Beach, FL 33480
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RM Trading of Florida LLC: Mark Paley, Manager (05/08/2026)
- Paley Mark Steven: Mark S Paley, Manager (05/08/2026)
- BEIT ROGER J: Roger J Beit, Manager (05/08/2026)